UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at May 19, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 19, 2005

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO REPORTS SECOND FISCAL QUARTER RESULTS

May 19, 2005, Vancouver, BC - Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) announces its financial results for the Company's second fiscal quarter - the three months ending March 31, 2005 - and an update of restart activities at the Gibraltar copper-molybdenum mine in south-central British Columbia. The Gibraltar mine is operated under a joint venture arrangement between Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and Ledcor Mining Ltd. The following should be read in conjunction with Taseko's Financial Statements and related Management Discussion and Analysis for the quarter ended March 31, 2005, filed on www.sedar.com.

Second Quarter 2005 Highlights

-   Gibraltar attained commercial production levels for copper and molybdenum concentrates by the end of the quarter.
-   Copper production was 14,156,000 pounds during the quarter, 84% of plan due primarily to unusually adverse weather conditions in January. During the quarter, 14,137,000 pounds of payable copper in concentrate was sold at an average realized selling price of US$1.45 per pound.
-   Molybdenum production was 141,295 pounds during the quarter, 63% of plan, caused by the delay in commissioning of a planned capital refurbishment of the molybdenum circuit until February. In the quarter, 77,660 pounds of molybdenum in concentrate was sold at an average net realized selling price of US$27.00 per pound.
-   The British Columbia Labour Relations Board confirmed the validity of the Gibraltar-Ledcor Joint Venture, and the legitimacy of the union with which Ledcor has a collective agreement ratified in September 2004.

Results of Operations

The Company's loss for the second quarter of fiscal 2005 was $1.96 million, which is a decrease from the previous quarter's loss of $5.7 million and the $7.0 million loss in the second quarter of fiscal 2004. The loss relates mainly to lower than expected copper concentrate production and sales, as well as a delay in the commissioning of Gibraltar's upgraded molybdenum circuit. Commercial production at the Gibraltar mine commenced in the current quarter, consequently, there was a decline in the loss from the previous quarter when the Company was incurring substantial restart costs. At March 31, 2005, there was 10,602 Dry Metric Tonnes of copper concentrate inventory valued at $7.3 million, and 63,700 pounds of molybdenum in concentrate inventory, which has been assigned a $0 value for financial statements reporting purposes, but on a realizable selling price basis represents approximately $2.1 million.

Gibraltar Mine Performance

Quarter two is the first quarter of commercial production at Gibraltar, and planned production levels were not achieved until the end of the quarter. The copper circuit commenced initial operations in October 2004, and the first copper concentrate was shipped to an Asian smelter in December 2004. A major upgrade to the molybdenum circuit was started in the first quarter, and the circuit was commissioned midway through the second quarter in February. The first molybdenum in concentrate was sold in March 2005.

During the second quarter 14,156,000 pounds of copper in concentrate was produced and 141,295 pounds of molybdenum in concentrate was produced. Molybdenum produced in February and March was 80% of plan as circuit commissioning was underway.

Mining operations achieved the planned daily mining rate of 117,400 tons per day in November 2004 and maintained this production rate through the quarter ending March 31, 2005. The tons of ore mined were 15% higher and the average copper grade mined was 6% higher compared with the tons and grade contemplated by the original mine plan, as secondary enriched, near-surface material that was not included in the plan was mined during the period. Since mining has now moved into the primary ore in the pit, tons and grade of the material mined are now expected to be more consistent with original mine plan mineral reserve estimates.

Crusher throughput, and consequently mill throughput, was adversely affected from October 2004 through January 2005 by the wet, fine supergene and oxidized near-surface material which was being treated. The challenges of this material were compounded by extremely cold, and then wet weather conditions in January. The copper recovery from this material was slightly better than expected (76.8% vs. plan 76.0%), but pounds of copper produced were down due to lower tons treated. Overall performance and recoveries are improving as the mining progresses into the primary ore. Grinding throughput has been adversely affected by the processing of coarser ore feed during February and March, as a result of the crushing and screening circuit not being optimized for the harder primary ore. Modifications to the crushing plant were well advanced at the end of the quarter and are scheduled to be completed in the third quarter.

The following table is a summary of the operating statistics for the second quarter compared to plan.

	Actual	Plan	Variance	Comments
Ore + Waste Mined (tons)	10,568,500	10,800,000	(231,500)
Ore milled (tons)	2,802,200	3,564,000	(761,800)	Lower tons milled due to crushing & screening problems in January and harder/coarser ore
Stripping ratio	2.8	2.0	0.8

Copper grade (%)	0.328	0.314	0.014
Molybdenum grade (%)	0.011	0.010	0.001

Copper Recovery	76.8	76.0	0.8
Molybdenum Recovery	21.4	30.8	(9.4)	No production in January

Copper Production (lbs)	14,156,000	17,010,300	(2,854,300)	Reduced tons milled
Molybdenum Production (lbs)	141,295	223,800	(82,505)	Moly circuit commenced production in February

Copper Production Cost, net of OPC(1) & By product Credits	US$1.18	US$0.78	(US$0.40)
OPC transport & treatment	US$0.28	US$0.26	(US$0.02)
Total cash costs of production	US$1.46	US$1.04	(US$0.42)
Copper Sales (lbs payable)	14,137,000	16,413,500	(2,276,300)
Molybdenum Sales (lbs)	77,660	223,800	(146,140)

(1) OPC - Off Property Costs are concentrate transportation, smelting and refining costs.

There are no comparable figures from the previous quarter as commercial operations had not been achieved.

Taseko is pleased to report that there has been no time lost to accidents since the October 2004 start up. Manpower at the end of the quarter was 242 personnel, compared to the planned complement of 253.

Mineral Reserves and Resources

According to a March 2005 technical report by J. W. Hendry, P.Eng., and C.S. Wallis, P.Geo., of Roscoe Postle Associates Inc., estimated sulphide and oxide mineral resources on the property prior to the start of operations included measured resources of about 606.5 million tons grading 0.29% copper and 0.008% molybdenum and 230.7 million tons of indicated resources grading 0.271% copper and 0.008% molybdenum. These mineral resources include the proven and probable reserves described below.

Based on the 12 year mine plan, proven and probable reserves are comprised of 163.5 million tons grading 0.313% copper and 0.010% molybdenum of sulphide mineralization and 16.5 million tons of oxide mineralization at 0.148% copper. The sulphide reserves were estimated using a 0.20% copper cut-off and the oxide mineralization at a 0.10% acid soluble copper cut-off. The average stripping ratio over the life of the mine plan is 1.8:1. The forecast daily mining rate is 117,400 tons and the average mill throughput is projected to be 36,675 tons per day.

Production Forecast

As a result of the delay in commissioning the molybdenum circuit and lower than planned mill throughput, the Company is updating its forecast metal production for the year. In the mine plan, the 2005 budget for copper and molybdenum production was 63,441,000 pounds and 908,000 pounds, respectively. The forecast for the balance of the year is as follows:

	Q1	Q2	Q3(1)	Q4(1)	Total 2005
Copper (millions lbs)	12.1	14.2	16.1	16.2	58.6
Molybdenum (thousands lbs)	0	141	193	207	541
Copper production costs, net of OPC & By product Credits	N/A	US$1.18	US$0.70	US$0.63	US$0.82
OPC transport & treatment	N/A	US$0.28	US$0.28	US$0.28	US$0.28
Total cash costs of production	N/A	US$1.46	US$0.98	US$0.91	US$1.10

(1) Q3 and Q4 costs projected at $30 US/lb Moly (by-product credit) and $0.81 Canadian/US exchange rate.

Financial Results

During the second quarter for the first time since restart, Gibraltar reported copper concentrate revenues of $25.4 million. Minesite operating costs were $23.5 million, and treatment and transportation charges were $3.8 million. Sales of molybdenum were $2.5 million and were shown as by-product revenue, and a reduction of minesite operating costs. The average selling prices per pound realized in the quarter were US$1.45 for copper and net US$27 for molybdenum.

Total net operating costs for the quarter of $23.5 million included the cost of milling ($9.0 million), mining ($14.1 million), mine administration ($1.6 million) and a concentrate inventory adjustment ($1.2 million). As this was the first quarter of commercial production, there were no similar expenditures in previous quarters.

Net expenses for the quarter were $0.8 million (before a credit of $1.2 million), compared to expenses of $3.1 million in the previous quarter and $6.8 million in the second quarter of fiscal 2004. The $1.2 million credit is an operating expense from the previous quarter that has been reclassified as capital equipment.

Administrative costs increased from the previous quarter. The main increases were in the areas of shareholder communications (Q1 2005 - $52,822; Q2 2005 - $112,241), administrative salaries and office costs (Q1 2005 - $164,316; Q2 2005 - $236,804) and stock based compensation (Q1 2005 - $164,549; Q2 2005 - $392,697). Costs were higher in this quarter because of the increase in activity relating to the commencement of production.

Interest and other income was $1.9 million, while offsetting royalty expense amounted to $2.0 million, both principally related to the Red Mile Resources No. 2 Limited Partnership. Foreign exchange gains from operations were $0.4 million.
Refinery Update
Feasibility level studies were completed in 2002 to assess the viability of constructing a copper refinery at Gibraltar, based on a hydrometallurgical process developed by Cominco Engineering Services Ltd. A refinery located at Gibraltar would produce cathode copper from copper concentrates at the site rather than sending these concentrates to an offshore smelter for treatment.

With operations now underway at Gibraltar, the mine technical personnel are turning their focus to updating the refinery feasibility study, and this includes assessing competing technologies and refinery permitting conditions. The British Columbia Environmental Assessment (BCEA) Office has advised Taseko that the proposed refinery would not be reviewable under the BCEA Act because the refining process would be integrated with ore milling operations at, or in the vicinity of, the fully permitted Gibraltar mine and would be dedicated to mine operations at the site.

Prosperity and Harmony Update

The Prosperity property, located 125 kilometres southwest of Williams Lake in south-central British Columbia, hosts a large gold-copper deposit. To date, in excess of $55 million has been spent on exploration and geotechnical, engineering and environmental investigations, with most work done prior to 2001. With current gold and copper prices, Taseko is in the process of reassessing the project. Discussions are on-going with local First Nation groups.

The Company's Harmony gold project, located on Graham Island, off the west coast of British Columbia, hosts a large gold deposit. The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Gold Project, is subject to local first Nation peoples' land claims which are subject to ongoing discussions. In addition, formal land use planning process for the Queen Charlotte Islands-Haida Gwaii, co-sponsored by the Province and the Haida, was initiated in mid-2003. At this time, recommendations from the land use table and terms of reference for further discussions are being finalized to be used by the BC government and the Haida for government to government negotiations.

For additional details on Taseko and its properties, please visit the company's web site at www.tasekomines.com or contact Investor Services at 604-684-6365 or in North America at 1-800-667-2114.
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Neither the TSX Venture Exchange nor the American Stock Exchange have approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, future mining results, exploration and/or development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, detailed feasibility and technical analyses, lower than expected grades and quantities of mineralization, mining rates and recovery, changes in the cost of energy rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This Company's disclosures will from time to time use the terms "measured resources" and "indicated resources". Taseko advises U.S. investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be classified as reserves.